SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF):  33.042.730/0001-04

Corporate Registry (NIRE):  3330001159-5

NOTICE OF MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL (“Company”) hereby informs its shareholders and the market in general that, on January 26, 2011, it increased its interest in Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas (“Usiminas”), through the acquisition of common shares. As a result, the Company now holds, directly and indirectly, 5.03% of Usiminas’ common shares, as well as 4.99% of its preferred shares, as disclosed in a Notice to the Market published on January 13, 2011.

The Company does not detain any additional share subscription, stock option or debenture rights, nor has it entered into any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Usiminas. At this point in time, the Company does not intend to acquire interests of more than ten percent (10%) of each class of Usiminas stocks.

The Company is currently assessing alternative strategies in relation to its investment in Usiminas, including the possibility of additional acquisitions of stock in percentages higher than the above mentioned. Any such additional acquisitions may lead to alterations in Usiminas’ ownership and/or administrative structure.

Rio de Janeiro, January 27, 2011

_____________________________

Paulo Penido Pinto Marques

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.